

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

VIA E-Mail
Mr. Michael J. Zugay
Executive Vice President and Chief Financial Officer
Michael Baker Corporation
100 Airside Drive (Airside Business Park)
Moon Township, Pennsylvania 15108

      Re: Michael Baker Corporation
              Form 10-K for the year ended December 31, 2010
              Filed on March 3, 2011
              File No. 001-06627

Dear Mr. Michael J. Zugay:

      We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Note 15 – Commitments & Contingencies, pages 41 – 43

1.   In relation to the Camp Bonneville Project, you indicate that the probability of loss and range of estimated loss cannot be determined at this time. Please explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and what specific factors about the pending settlement agreement are causing your inability to estimate a range of loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

2.   Please tell us the total costs incurred to date and the total costs reimbursed regarding the Camp Bonneville Project. Also, please tell us the amount of your receivables at December 31, 2010 related to the Camp Bonneville Project.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3486 if you have questions regarding the comments.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief